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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-31250
                                                                       ---------

         (Check one)

         [ ] Form 10-K     [ ] Form 11-K     [ ] Form 20-F

         [X] Form 10-Q     [ ] Form N-SAR

             For period ended: June 30, 2003
                               -------------

         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the transition period ended
                                         ----------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant: JCP&L Transition Funding LLC
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         Former name if applicable:
                                    --------------------------------------------

         Address of principal executive office (Street and number):

         103 Foulk Road, Suite 202
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         City, state and zip code: Wilmington, DE 19803
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on of before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         JCP&L Transition Funding LLC files its Form 10-Q concurrently with its parent company, Jersey Central Power & Light Company (JCP&L) and JCP&L's parent company, FirstEnergy Corp. The Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 could not be filed within the prescribed time period due to FirstEnergy's restatement of earnings for the year ended December 31, 2002 and the first quarter of 2003, to reflect a change in the method of amortizing costs being recovered under the Ohio transition plan and recognition of above-market values of certain leased generation facilities.

         The restatements related to FirstEnergy and its Ohio subsidiaries do not affect the financial statements of JCP&L Transition Funding LLC, only the timing of the filing of its Form 10-Q for the quarter ended June 30, 2003.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                       Harvey L. Wagner                  330-384-5296
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                           (Name)                 (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the


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                  preceding 12 months or for such shorter period that the
                  registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  [ ] Yes [X] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          JCP&L TRANSITION FUNDING LLC
                                   Registrant

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003               By /s/ Harvey L. Wagner
                                       ---------------------------------
                                           Harvey L. Wagner
                                           Vice President and Controller